UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 2.9% increase in

August 2017 passenger traffic

•	Monterrey generated the largest increase in total traffic
•	Culiacán and Ciudad Juárez added more than 21,000 passengers in the month

Monterrey, Mexico, September 8, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 2.9% in August 2017, as compared to August 2016. Domestic traffic increased 3.1%, and international traffic rose 1.0%.

Total Passengers*
	Aug-16	Aug-17	Change %	Jan-Aug 2016	Jan-Aug 2017	Change %
Domestic	1,567,922	1,616,645	3.1	10,727,307	11,511,695	7.3
International	186,170	188,004	1.0	1,613,070	1,677,600	4.0
OMA Total	1,754,092	1,804,649	2.9	12,340,377	13,189,295	6.9
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in six airports in August. Monterrey, OMA’s largest airport, recorded the largest increase in traffic volumes, followed by Culiacán and Ciudad Juárez.

•	Monterrey (+6.3%; +49,203 passengers), with 46% of total domestic traffic, increased mainly as a result of higher traffic volumes on the Cancún, Toluca, and Tijuana routes.
•	Culiacán (+8.4%; +12,612), OMA’s second largest airport in terms of traffic, with 9% of domestic passenger traffic, grew principally as a result of increased passenger traffic on the routes to Guadalajara and Tijuana.
•	Ciudad Juárez (+8.2%; +8,463), with 6% of total domestic traffic, grew as a result of increased traffic on the Guadalajara route.

International traffic grew in eight airports in August, with total growth of 1.0%, principally as a result of an increase in Mazatlán traffic. Monterrey accounted for 60% of total international traffic, and recorded a slight decrease. The largest variations were:

•         Mazatlán (+12.8%; +1,144 passengers), with 5% of total international passenger traffic, increased in large part because of higher volumes on the Phoenix and Dallas routes.

•         Torreón (+20.1%; +878), with 3% of total international traffic, increased as a result of growth on the Dallas route.

•         Monterrey (-0.8%; -882 passengers), decreased slightly as a result of lower traffic volumes on the Houston route.

Of total August traffic, 98.4% was commercial aviation and 1.6% was general aviation.

During the month, VivaAerobus opened the Monterrey-Mexicali route.

Total available seats decreased 0.9% in August 2017.

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: September 8, 2017